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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-19884

LIQUID MEDIA GROUP LTD.

67 East 57th Avenue, Vancouver, BC V5T 1G7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Documents included as part of this Report

Exhibit No.	Description
99.1	Press release “Liquid Media Group, Ltd. Receives Nasdaq Notice of Deficiency Regarding Minimum Bid Price and Notices of Technical Non-Compliance from BCSC” dated March 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.

	By:	/s/ Donna Moroney
Donna Moroney, Secretary

Dated: March 4, 2022